                                                                     EXHIBIT 4.8




                               AMENDMENT NO. 1
                                     TO
             LCC INTERNATIONAL,INC. EMPLOYEE STOCK PURCHASE PLAN

                 Effective December 11, 1996, the LCC International, Inc. Employee Stock Purchase Plan (the "Plan") is amended as follows:

        1.   The following provisions are hereby added at the end of Section 6:

        "An eligible employee may elect to have deducted a whole percentage amount of not more than ten (10) percent of "eligible compensation" which the employee is entitled to receive on each pay day. For purposes of this Plan, "eligible compensation" includes base compensation only and does not include overtime pay, bonuses, commissions, employer contributions to any retirement, profit-sharing or similar plan, housing or other expense allowances or any similar remuneration. The Committee shall have sole and final authority to determine whether any remuneration constitutes "eligible compensation."

        2. The reference to "subsection 16(a)" in the proviso of the last sentence thereof is hereby changed to "subsection 15(a)."

                 This Amendment No. 1 to the LCC International, Inc. Employee Stock Purchase Plan was duly approved by the Compensation and Stock Option Committe of the Board of Directors of the Corporation by unanimous written consent dated December 11, 1996.

                                         /s/ PETER A. DELISO
                                         ---------------------------------------
                                         Secretary